**Mail Room 4561**

September 21, 2006

Don L. Merrill, Jr.
Chief Executive Officer
Tootie Pie Company, Inc.
129 Industrial Drive
Boerne, Texas 78006

      **Re:**    **Tootie Pie Company, Inc.**
               **Registration Statement on the Form SB-2, as amended**
               **Filed August 24, 2006**
               **File No. 333-135702**

Dear Mr. Merrill:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2/A

General

1.     Pursuant to Rule 472 under the Securities Act an amendment filing must include copies marked to indicate clearly and precisely, by underlining or in some other appropriate manner, the changes effected in the registration statement by the amendment. Please see Rule 310 of Regulation S-T with respect to electronic filings of such marked copies. Marked copies facilitate our review of your filing.

Please provide us a marked copy of the next amendment in order to facilitate our review.

2. It appears that this prospectus relates at least in part to common stock underlying warrants. If so, please clearly disclose this fact. Please disclose how many shares of common stock being sold are currently issued and outstanding, and how many are underlying warrants or other convertible securities.

Cover

3. As there is no recognized public market for your common stock being registered, it does not appear that you can rely on Rule 457(c) to calculate the registration fee. Please register your offering and calculate your fee under the appropriate paragraph of Rule 457.

4. We note your statement in your calculation of registration fee table that the proposed maximum offering price is $0.40 per share. We further note your statement on the cover page that this is your initial public offering and that your common stock is not currently traded publicly. Because there is not yet a market for your common shares, you are required to price this offering. Please revise the outside front cover page of the prospectus to include the following language:

"The selling shareholders will sell at a price of $x.xx (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices."

Additionally, revise throughout your document to ensure that any reference to shares being offered at market price, is revised to refer to the initial price or range at which you will sell your shares. Finally, your registration fee should be calculated based upon this initial price (or maximum price of the range).

Table of Contents

5. Please ensure your table of contents correctly reflects the page number on which the corresponding disclosure can be found.

Summary, page 5

6. Your summary should contain a brief overview of the key aspects of your offering and balanced disclosure about your company. Please expand your disclosure to quantify your net losses since inception. It appears from your Item 26 disclosure that many of the selling security holders received the shares being offered for their accounts in unregistered transactions on June 15 and October 31, 2005 and

June 28, 2006. Revise your summary disclosure to highlight the material aspects of these unregistered offerings.

7.  Please move the paragraph under the heading "Cautionary Statement Concerning Forward-Looking Statements" to a section of the prospectus not subject to the Plain English requirements of paragraph (d) of Rule 421.

Risk Factors, page 6

8.  Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following "[w]e have a limited operating history and, therefore, it is difficult to evaluate our chance for success," and "[i]f we do not manage our growth, we may not be successful." Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text. Rather than stating that a factor could "adversely affect" your business, results of operations or financial condition, the subheading should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers. Please also note that your fourth and sixth risk factors are identical. Revise to delete duplicative disclosure.

9.  Please also review each risk factor to ensure that you have provided meaningful disclosure tailored to your specific company and financial position. Where possible, please provide quantitative as well as qualitative disclosure so that investors may better understand the magnitude of the risk you have disclosed. For example, expand the discussion in your first risk factor, which, as currently discussed, could pertain to any start-up company.

We Rely on Two Customers… page 7

10. Revise to quantify the amount of total sales contributed by each of your two named customers for all periods presented in the prospectus. If you are substantially dependent on any contracts or agreements with these customers, you should file such documents as exhibits to the registration statement.

We face intense competition… page 8

11. Revise to specifically discuss the geographic market in which you operate and the risk posed by the competitive environment of that market.

We will incur increased costs as a result…page 20

12.     Revise to state whether or not you currently have an officer and director liability
        policy.  In this regard, we note you do not mention such a policy in your Part II
        disclosure and no policy is filed as an exhibit to the registration statement.

Determination of Offering Price, page 11

13.     Revise your disclosure in this section in response to comment 4 above.  Please
        also revise to provide the disclosure required by Item 505 of Regulation S-B,
        including the factors considered in setting the price at which the selling security
        holders will sell their shares and the factors considered in determining the
        exercise price of the warrants held by security holders.  You should also disclose
        in this section whether your officers and directors participating in this offering
        purchased the shares being offered for their account a significant discount to the
        offering price.

Dilution, page 11

14.     We note that you have issued in the past five years common stock to your officers
        and directors at prices as low as $0.001 per share.  Please note that, as set forth in
        comment 4 above, you will need to provide a price range at which you will
        initially offer the securities.  Unless you intend to set the price range at $0.001 per
        share or lower, please provide the price(s) at which you issued the common stock
        to your officers, directors and affiliated persons.

Selling Security Holders, page 11

15.     As noted in comment 6 above, it appears that many of your security holders
        received the shares being offered for their accounts from three or four
        unregistered offerings.  If true, revise to provide the material terms of the
        unregistered offerings, including the dates the transactions took place, the number
        of participants in each transactions, the price per share at which the securities
        were issued and the total number of shares or warrants issued in each transaction.
        For ease of comprehension, please provide this information in one place rather
        than, or in addition to, in the footnotes of the selling security holders' table.

16.     Please note that the address of each selling security holder is not required to be
        included in the prospectus and makes your table excessively long.  Consider
        revising to remove excess, non-material information from the prospectus.  We
        also note in several security holders (e.g., Nancy Bailey) are listed more than once
        in the table.  Please revise to ensure that each security holders is listed only once

and all shares beneficially owned and offered are aggregated for each selling security holder.

## Plan of Distribution, page 19

17.     Revise to state that selling security holders will sell at a fixed price for the duration of the offering or until a public market for your securities is established.

18.     Please confirm that Tootie Pie Company and the selling security holders are aware of CF Tel. Interp. A.65.

## Directors, Executive Officers, Promoters and Control Persons, page 21

19.     Revise to disclose the specific business experience of each named executive officer and director during the last five years.  In this regard, you should be specific in the name of each place of employment and the length of time each position was held.  See Item 401(a)(4) of Regulation S-B.

## Security Ownership of Certain Beneficial Owners and Management, page 23

20.     It is unclear what you mean by shares owned by Ms. Keese are "attributable" to Ms. Feagan and vice versa.  Please revise to clarify the relationship between the shares held by Ms. Feagan and Ms. Keese.

## Description of Securities, page 23

21.     Revise to state whether or not you have paid dividends on your common stock in the past or intend to make such payments in the future.

## Interests of Named Experts and Counsel, page 24

22.     You state that "except as noted otherwise herein" no disclosure pursuant to Item 509 of Regulation S-B is required.  Revise to cross-reference to the exact location where such required disclosure is noted elsewhere in the prospectus, or delete this phrase if it is inapplicable.

## Description of Business, page 25

## History, page 25

23.     Revise here, or in an appropriate section of the prospectus, to disclose the material terms of the September 2005 acquisition of the Tootie Pie business from Ms. Feagan.  In addition, please file any written agreements relating to this

acquisition. Please also file the non-compete agreements that you have with Ms. Feagan and Ms. Keese. Note that Item 601(b)(10) of Regulation S-B requires the filing of every material contract not made in the ordinary course of business that was entered into in the two years before the filing of the registration statement.

Market Overview, page 25

24.     We note your references to statistical data from third part sources. Please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether all or any of the reports were prepared for you. If the source you cite is believed to be publicly available, please explain the nature of the availability and the amount of any payment that is required to obtain the information.

25.     The usefulness of the third party statistics to potential investors' understanding of your business is unclear. Your first statement refers to "The Frozen Pie category" without putting that term into the context of your business and the industry within which you operate. Are these large four frozen pie brands really your most direct competitors? Do you compete with them in all the markets in which you operate? We note, for example, the discussion on pages 27-28, where you state that you compete against "small and medium size bakeries" as well as the large companies, and that your prices are comparable to your competitors in the "higher end dessert market." Consider revising your overview section to clarify the exact markets in which you compete and your relative size within those markets.

Products, page 25

26.     You state your products are "high quality, handmade pies." Revise your disclosure to describe why you believe your pie is of a "higher quality" than your competitors' pies in order to provide potential investors some context in which to evaluate your statements.

Customers, page 26

27.     Revise to name any customers who account for more than 10% of your total revenues. If you are materially dependent upon any customers or suppliers, you should file all agreements or understandings with such customers or suppliers are exhibits to the registration statement.

Management Discussion and Analysis or Plan of Operation, page 29

28.     Consider including an "Overview" discussion to provide management's
        perspective on the business.  Consider using this section to provide an executive
        level overview of the company to provide context for the remainder of the
        MD&A discussion.  For example, identify the factors that your company's
        executives focus on in evaluating financial condition and operating performance.
        What factors does management look at in assessing the strength or weakness of
        your business?  What are the material operations, risks and challenges facing your
        company and how is management dealing with these issues?  Refer to Release 33-
        8350 on our website at www.sec.gov.

29.     This section should be revised to contain a clear description of both your changes
        in financial condition and results of operations and your prospects for the future.
        This discussion should include qualitative and quantitative factors necessary to
        evaluate your company.  While we note your assertion that the "predecessor
        business" is not comparable to your current business, your basis for such assertion
        is unclear.  Both your current business and the predecessor business included the
        production and sale of pies.  Therefore you should revise your discussion to
        provide the disclosure required by Item 303(b) of Regulation S-B.  Please revise.

30.     Please note that your disclosure in this section should be management's
        "discussion" of both your results of operations and your current liquidity position.
        Your current disclosure is merely a repetition of information easily discernable
        from the face of your balance sheet and statement of cash flows.  Revise your
        disclosure to discuss known or expected trends in your business and results of
        operations that will enable potential investors to better understand and assess your
        financial condition.

Liquidity and Capital Resources, page 32

31.     Revise to clarify your disclosure that "between March 31, 2006 and June 30,
        2006, [you] raised an additional $295,650 in equity."  It appears that you received
        proceeds from the unregistered sale of equity securities.  Did you undertake a
        private placement of securities?  Please advise.

32.     Expand this section to indicate whether your current capital resources plus
        additional capital contractually committed to you is sufficient to fund your
        planned operations for a period of no less than twelve months from the date of the
        prospectus.  To the extent you do not have sufficient capital to fund your planned
        operations for the twelve-month period, disclose the minimum amount of
        additional capital you will need to obtain to fund planned operations for that

period.  Disclose the current rate at which you are using capital in operations and describe how you plan to address any deficiency.

Financial Statements

Statement of Changes in Stockholders' Equity, page F-4

33.    We note that the Company issued 270,800 shares of common stock in exchange for consulting services during the period from inception to March 31, 2006, which you valued at $31,296 or approximately $0.12 per share.  We further note your issuance of 20,000 shares of common stock in exchange for services during the three months ended June 30, 2006, which you valued at $4,000 or approximately $0.20 per share.  With regards to these issuances, please provide a schedule that supports the amounts provided in your Statement of Changes in Stockholders' Equity and includes the following:
- The date of grant;
- The name of the grantee and the grantee's relationship to the Company;
- The reason for the grant (i.e. describe the services provided);
- The number of shares granted;
- The deemed fair value of underlying shares of common stock;
- The total amount of expense related to the grant and the magnitude and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

34.    Provide us with objective evidence that supports your determination of the fair value of the common stock at each grant as indicated in the above schedule. Tell us what consideration you gave to the accounting and disclosure provisions of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid").   This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction.  In this regard, we note that around the same time you issued shares in exchange for services, the Company sold common stock for cash at amounts greater than the value assigned to such shares. Please explain and include in your response an explanation of your accounting for the warrants issued in connection with the cash sales of common stock.  If you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.  Describe significant intervening events within the Company that explains the changes in fair value of your common stock up to the filing of the

registration statement.  Reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values asserted in your analysis.

## Note 2 – Purchase of Certain Assets, page F-9

35.    We note that the Company allocated $41,000 of the purchase price to intangible assets – recipes.  Revise to include the disclosure requirements of paragraphs 44 and 45 of SFAS 142 as they relate to this intangible asset.

36.    We note from your disclosures on page F-9 that the Company purchased the rights, recipes, customer lists and certain equipment for $50,000 in cash.  Your disclosures under Recent Sales of Unregistered Securities indicate that the Company issued 400,000 shares of common stock to Bobbie Keese and 220,000 shares of common stock to Ruby Feagan as "part of the purchase price for Tootie Pies".  Tell us how you valued these shares and provide objective evidence that supports the valuation of such shares.  Also, tell us how you accounted for such shares in the determination of the purchase price of Tootie Pies pursuant to SFAS 141.

## Note 4 – Stockholders' Equity, page F-10

37.    We note that the Company granted 200,000 of stock options during the period from inception to March 31, 2006 with a weighted average exercise price of $0.12 per share.  Your disclosures in Note 1 indicate that the Company accounted for these options using the intrinsic value method of APB Opinion No. 25 and no stock-based compensation expense was recognized as the exercise price was equal to or greater than the underlying common stock on the date of grant.  Provide a schedule of the options granted to date that includes the following:
*   The date of grant;
*   The name of the grantee and the grantee's relationship to the Company;
*   The reason for the grant;
*   The number of options granted;
*   The exercise price;
*   The deemed fair value of underlying shares of common stock;
*   Provide objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant.  This analysis should be similar to the Staff's request as indicated in our comment above under Statement of Changes in Stockholders' Equity.

Continue to provide us with updates to the requested information for all options granted subsequent to this request through the effective date of the registration statement.

38.     We note that the Company adopted SFAS 123R on April 1, 2006.  Your disclosures on page F-10 indicate "See the discussion in Note 1 for the expected impact to the Company of options currently outstanding", yet there do not appear to be any disclosures in Note 1 to this regard.  Please explain or revise accordingly.  Disclose the method used to adopt SFAS 123R (i.e. modified prospective or modified retrospective).  Also, include the disclosure requirements of paragraphs 64, 84 and A240-242 of SFAS 123R, as applicable.

General

39.     We note that the Consent of Independent Registered Public Accounting Firm does not consent to the incorporation by reference of your independent auditors report on the predecessor financial statements for the period of January 1, 2005 to September 9, 2005 and the year ended December 31, 2004.  Please explain or revise to include the incorporation of such financial statements in your consents.

Part II

Item 26. Recent Sales of Unregistered Securities

40.     We note your disclosure that shares were issued to various individuals for "services rendered."  Please revise to state the nature of the services rendered and the value of such services for each unregistered issuance of securities.

Signatures

41.     Please revise to disclose the person signing the registration statement in the capacity of your controller or principal accounting officer, or person performing similar functions.  See the Instructions to Form SB-2.


                    *       *       *       *       *


        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effectiveness date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effectiveness date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as the relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effectiveness date.

You may contact Kathleen Collins, Branch Chief – Accounting, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.  Please contact Rebekah Toton at (202) 551-3857 or Anne Nguyen Parker, Special

Counsel, at (202) 551-3611 with any other questions.  If you need further assistance, you may contact the undersigned at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc:     Via Facsimile (617) 243-0066
Amy Trombly
Trombly Business Law
Telephone: (617) 243-0060